Exhibit 99.22

Elemental Altus Royalties to Acquire Strategic Tungsten Royalties

Vancouver, British Columbia--(Newsfile Corp. - July 22, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") is pleased to announce that it has entered into a binding agreement (the "Agreement") to acquire two existing royalties (the "Royalties") from Cornish Metals Inc. including an uncapped 4% net smelter return ("NSR") royalty on the Mactung Project in Canada ("Mactung Project") currently being advanced by Fireweed Metals Corp ("Fireweed").

Acquisition Highlights:

•	An uncapped 4.0% NSR royalty over the Mactung Project

○	Mactung is one of the largest, high-grade tungsten deposits in the world and one of the few high-grade tungsten deposits outside of China

○	Environmental Assessment completed as part of previous permitting

○	Mactung is owned by Fireweed Metals, a well-financed, Lundin Group company
○	Experienced management team with a track record of securing funding for mine development

○	Fireweed are expected to release a new PEA in 2024, building on the updated Mineral Resource Estimate in 2023

•	An uncapped 1.0% NSR royalty on the high-grade Cantung Project, a formerly operating tungsten mine in Canada

Frederick Bell, CEO of Elemental Altus, commented:

"We are excited to add these two exceptionally high-grade royalties to the portfolio, specifically Mactung, which is being developed by Fireweed Metals with the support of the Lundin Group. The transaction with Cornish Metals builds our development pipeline with the potential for material revenue from a Tier 1 jurisdiction in the medium term.

The addition of tungsten to the portfolio offers exposure to one of the most economically important critical minerals in the EU, US and Canada through a royalty on one of the largest, high-grade deposits in the world outside of China (where over 80% of tungsten is produced). Recent world events have sharpened the focus of western governments on critical metals, creating an opportunity at Mactung to establish a rare, reliable western source of tungsten which may attract government funding and fast track the project.

Elemental Altus will continue to focus primarily on precious metal and base metal royalties; however, this transaction reflects the company's ability to opportunistically identify and transact on compelling royalties. Several catalysts are expected in the near term including an updated PEA and news on potential funding options available for Mactung which may unlock value and transform the project's development timeline."

Transaction Summary

Elemental Altus has agreed to pay US$3,000,000 in cash on the transaction close date. A second tranche of US$1,500,000 in cash is payable 12 months following the date of closing for a total consideration of US$4,500,000.

As part of the transaction Elemental Altus will assume an obligation to pay a C$1,500,000 deferred payment due to Teck upon an investment decision being made to progress the project.

Mactung

The Mactung Project is an advanced stage exploration project, 100% owned by Fireweed, a Lundin Group Company. The 37.6km2 project area straddles the Yukon and Northwest Territories border and is immediately adjacent to the Macmillan Pass Zn-Pb Project, also owned by Fireweed. In February 2023, Fireweed acquired an 100% interest in the project and subsequently announced an updated Mineral Resource Estimate in July 2023 (Note 1).

The deposit hosts tungsten skarn mineralization that has developed in carbonate-rich rocks adjacent to a large granitic intrusion. The update included a 41.5Mt Indicated Resource at 0.73% WO3 and a 12.2Mt Inferred Resource at 0.59% WO3, making Mactung one of the largest, high-grade tungsten deposits in the world. Extensive drilling, engineering, metallurgy, and geotechnical studies were previously completed to support a 2009 Feasibility Study. This study outlined an 11-year Yukon-only underground mining scenario for which a conditional mining permit was approved by the Yukon Territorial Government in 2014. An updated preliminary economic assessment is planned for completion in 2024.

The Mactung royalty is an uncapped 4.0% NSR with an option to buy back 50% of the royalty held by the project operator, Fireweed, which can be exercised at any time for C$2,500,000. The royalty coverage area is 30.6km2 which includes 100% of the current resource (Figure 1). Elemental Altus' royalty area also includes ~650m of untested strike length between the current resource and outcropping skarns.

Figure 1: Mactung Royalty Outline

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8358/217278_f24c46fb24c6991f_002full.jpg

Cantung

The Cantung deposit is located the Northwest Territories, close to the Yukon border. Cantung is a tungsten mine which operated intermittently from 1962 until it closed in 2015 due to low commodity prices. This forced its then owner NATC to file for creditor protection. At the time of closure, the operation was producing 1,350t per day (dry short tons) at a grade averaging nearly 1% WO3. A Feasibility Study completed in late 2014 included a 4-year mine plan based on historical Probable Mineral Reserves of 1.8Mt (short tons) grading 0.81% WO3. Historical Indicated Resources totalled 3.8Mt (short tons) grading 0.97% WO3 and Historical Inferred Resources totalled 1.4Mt (short tons) grading 0.8% WO3 (see Note 2 for disclosure on historical estimates). The remaining resource is of a size and grade competitive with other small, high grade tungsten projects around the world. The project is currently in administration, owned by the Northwest Territories Government and seeking new ownership.

The Cantung royalty is an uncapped 1.0% NSR with no buybacks and covers 100km2.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

1) Technical report prepared for Fireweed Metals Corp. by Garth Kirkham, P. Geo. in a report titled "NI 43-101 Technical Report, Mactung Project, Yukon", dated and filed on July 28, 2023, at www.sedarplus.ca.

2) Technical report prepared for North American Tungsten Corporation Ltd. by Brian Delaney, P. Eng. and Finley Bakker, P. Geo. in a report titled "Technical Repot on the Cantung Mine, Northwest Territories, Canada", dated September 19, 2014, and filed on November 3, 2014 at www.sedarplus.ca.

Elemental Altus believes that the previously disclosed Mineral Resources and Mineral Reserves are representative and reliable but should not be relied on as a current estimate. No Qualified Person of Elemental Altus has done sufficient work to classify the above historical estimate as current Mineral Resources or Mineral Reserves. Elemental Altus is not treating the historical estimate as current and it is unknown how much of the historical Mineral Resources and Mineral Resources will be economic.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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